UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Ramsay Ravenel

The Jeremy and Hannelore Grantham Environmental Trust

53 State Street, 33rd Floor

Boston, MA 02109

(617) 880-8941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons The Jeremy and Hannelore Grantham Environmental Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Massachusetts

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 4,041,280
	(9)	Sole dispositive power
	(10)	Shared dispositive power 4,041,280

(11)	Aggregate amount beneficially owned by each reporting person 4,041,280
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.7%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 151,681,314 shares of the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

CUSIP No. 39536G 105	Page 3 of 11

(1)	Names of reporting persons Neglected Climate Opportunities LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 4,041,280
	(9)	Sole dispositive power
	(10)	Shared dispositive power 4,041,280

(11)	Aggregate amount beneficially owned by each reporting person 4,041,280
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.7%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 151,681,314 shares of the Common Stock reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

CUSIP No. 39536G 105	Page 4 of 11

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155.

Item 2.	IDENTITY AND BACKGROUND.

This statement is filed by The Jeremy and Hannelore Grantham Environmental Trust, a trust organized under the laws of Massachusetts (“Grantham Trust”) and Neglected Climate Opportunities LLC, a Delaware limited liability company (“NCO”) (collectively, Grantham Trust and NCO, the “Reporting Persons”). NCO is a wholly-owned direct subsidiary of the Grantham Trust. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

The principal business address of the Reporting Persons is 53 State Street, 33rd Floor, Boston, MA 02109. The principal business of the Grantham Trust is acting as a 501(c)(3) public charity supporting organizations focused on reducing and reversing global environmental degradation. The principal business of NCO is acting as an environmental venture capital vehicle for the Grantham Trust.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). In connection with the transactions contemplated by the Merger Agreement, NCO entered into a Contribution and Exchange Agreement with Parent (the “Contribution and Exchange Agreement”) in which NCO agreed not to tender its shares of Common Stock in the tender offer expected to be made by Merger Sub (the “Offer”) pursuant to the Merger Agreement and, immediately prior to the effective time of the merger between Merger Sub and the Issuer (the “Merger”), to contribute its shares of Common Stock to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. In the Contribution and Exchange Agreement, NCO agreed

CUSIP No. 39536G 105	Page 5 of 11

that, among other things, it will not vote in favor of any alternate transaction or corporate action or proposal which could impede, interfere with, prevent or delay the consummation of the Offer or Merger, grant any proxies over its shares of Common stock, take certain actions regarding any potential alternative extraordinary transactions regarding the Issuer, or acquire additional shares of Common Stock or dispose of any shares of Common Stock. The Contribution and Exchange Agreement will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the board of directors of the Issuer or the special committee established by the Issuer’s board of directors (i) withdraws, withholds, qualifies, modifies or amends, or agrees to or publicly propose to withdraw, withhold, qualify, modify or amend, its recommendation that that the Issuer’s stockholders tender their shares of Common Stock in any manner adverse to Parent, (ii) approves, recommends, or declares advisable or publicly proposes to approve, recommend, or declare advisable, certain alternative transactions or (iii) fails to include its recommendation in certain documents filed by the Issuer with the Securities and Exchange Commission.

As a result, of its entry into the Contribution and Exchange Agreement, the Reporting Persons may be deemed to be part of a “group” with Parent. Neither the filing of this Statement nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Common Stock beneficially owned by any other members of any “group” or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, to the extent permitted under the Contribution and Exchange Agreement, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

CUSIP No. 39536G 105	Page 6 of 11

The foregoing descriptions of the Contribution and Exchange Agreement and the transactions contemplated thereby does not purport to be complete and are qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 hereto. The Contribution and Exchange Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information included in Item 4 of this statement is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Common Stock beneficially owned by the Reporting Persons is based on 151,681,314 shares of the Common Stock reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

(c) None of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, have effected transactions in the Common Stock during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 is incorporated herein by reference.

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 39536G 105	Page 7 of 11

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by Fall Line Endurance Fund, LP, Fall Line Endurance GP, LLC, Eric O’Brien, and Clay Mitchell, with respect to the securities of GreenLight Biosciences Holdings, PBC on May 29, 2023).

CUSIP No. 39536G 105	Page 8 of 11

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: June 7, 2023

The Jeremy and Hannelore Grantham Environmental Trust

By:	/s/ Ramsay Ravenel
Name:	Ramsay Ravenel
Title:	Trustee

Neglected Climate Opportunities LLC

By:	/s/ Ramsay Ravenel
Name:	Ramsay Ravenel
Title:	Manager

CUSIP No. 39536G 105	Page 9 of 11

Schedule A

The following sets forth the name, position/principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of The Jeremy and Hannelore Grantham Environmental Trust:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Jeremy Grantham	Trustee	Chief Strategy and Chairman, GMO	United Kingdom	53 State Street, 33rd Floor Boston, MA 02109

Hannelore Grantham	Trustee	Retired	United States Germany	53 State Street, 33rd Floor Boston, MA 02109

Ramsay Ravenel	Trustee	Executive Director, Grantham Foundation for the Protection of the Environment	United States	53 State Street, 33rd Floor Boston, MA 02109

Carter Roberts	Trustee	CEO, World Wildlife Fund	United States	53 State Street, 33rd Floor Boston, MA 02109

Brett Jenks	Trustee	CEO, Rare	United States	53 State Street, 33rd Floor Boston, MA 02109

Jon Creyts	Trustee	CEO, RMI	United States	53 State Street, 33rd Floor Boston, MA 02109

Jennifer Morris	Trustee	CEO, The Nature Conservancy	United States	53 State Street, 33rd Floor Boston, MA 02109

CUSIP No. 39536G 105	Page 10 of 11

The following sets forth the name, position/principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of Neglected Climate Opportunities LLC:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Ramsay Ravenel	Manager	Executive Director, Grantham Foundation for the Protection of the Environment	United States	53 State Street, 33rd Floor Boston, MA 02109